PROCEED WITH PURPOSE. 1 IREN Reports Q3 FY25 Results 28% Growth in Profit After Tax Horizon 1 AI Data Center on Track for H2 2025 Pausing Mining Expansion at 50 EH/s to Focus on AI Opportunities SYDNEY, AUSTRALIA, May 14, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN” or “the Company”), today reported its financial results for the three and nine months ended March 31, 2025. All $ amounts are in United States Dollars (“USD”) unless otherwise stated. “We’re pleased to report another quarter of strong EBITDA and net profit,” said Daniel Roberts, Co-Founder and Co-CEO of IREN. “Our focus on large scale data center sites continues to drive rapid growth and strong margins.” “With 50 EH/s just weeks away, IREN is firmly positioned as one of the largest and lowest-cost producers of Bitcoin. We are now pausing further mining expansion to focus on scaling our AI infrastructure initiatives.” “Horizon 1 and Sweetwater anchor the next phase of our growth, with both projects placing IREN at the forefront of accelerating AI data center demand.” "Strong operating cash flow from our core business supports continued investment, and we’re advancing multiple debt financing initiatives, with execution expected as market conditions stabilize.” Third Quarter FY25 Results • Record revenues of $148.1 million ($119.6 million in Q2 FY25) o 24% increase in Bitcoin mining revenue to $141.2 million ($113.5 million in Q2 FY25) o 33% increase in AI Cloud services revenue to $3.6 million ($2.7 million in Q2 FY25) o 1,514 Bitcoin mined (1,347 Bitcoin in Q2 FY25), underpinned by growth in operating hashrate • Total net electricity costs increased to $36.5 million ($28.9 million in Q2 FY25), primarily driven by a 30% increase in average operating hashrate (29.4 EH/s average operating hashrate for the quarter)1 • Other costs remained relatively flat at $25.3 million ($25.1 million in Q2 FY25), despite continued growth across the business • Record Adjusted EBITDA of $83.3 million ($62.6 million in Q2 FY25) • Record EBITDA of $82.7 million ($62.7 million in Q2 FY25) • Profit after income tax of $24.2 million ($18.9 million in Q2 FY25) • Cash and cash equivalents of $184.3 million as of March 31, 2025 Growth Outlook Bitcoin Mining • Installed capacity increased to 40 EH/s on April 16, 2025 • Now one of the world’s largest and lowest-cost Bitcoin producers o 326% year-on-year hashrate growth2 • Strong and resilient margins in Q3 FY25 o $23 all-in hash cost (vs. $54 average hash price)3 o $41k all in cash cost per Bitcoin mined (vs. $93k revenue per Bitcoin mined)4 • Setting the benchmark for performance o Best-in-class fleet efficiency (15 J/TH)

News Release

- 3.3 c/kWh Childress power price[5]
- Daily Bitcoin liquidation delivering strong cashflows to support growth

- On track for 50 EH/s by June 30, 2025
  - Expected to deliver $588m Illustrative Adjusted EBITDA at 50 EH/s[6]
  - Pausing further mining expansion at 50 EH/s to focus on additional liquid-cooled AI data centers

AI Cloud Services

- Revenues increasing with new contract wins
  - Now supplying white labelled compute to leading US AI cloud providers
  - Supporting both training and inference workloads
  - Run-rate revenue now $28m annually[7]
- Continuing to evaluate expansion opportunities
  - Observing demand for multi-thousand air-cooled Blackwell (B200) GPUs
  - GPU financing presents a potential path to scale
  - Investment framework focused on risk-adjusted returns
- Customer growth strengthening and supporting AI colocation pipeline

AI Data Centers

Horizon 1 – 50MW Liquid-Cooled AI Data Center

- Specifications
  - Up to 50MW (IT Load)
  - 200kW rack density (~130kW Blackwell reference architecture)
  - Full UPS and diesel generator back up for redundancy
  - ~6ms RTT latency to Dallas, suitable for AI training and inference
  - $6-7m forecast capex per MW of IT Load
  - Targeting Q4 2025 delivery
- Strong commercial rationale
  - Growing demand and scarcity of liquid-cooled capacity
  - 200kW rack density for next-gen GPUs virtually non-existent today
  - Several customers undergoing due diligence and contractual negotiations
  - Customer interest extending beyond initial 50MW
- Site design underway for full 750MW liquid-cooling transformation of Childress

Sweetwater – 2GW Flagship AI & Compute Hub

- 2GW of high-voltage power across >1,800 acres
- Substation and general site works underway, enabling accelerated data center construction upon signing of a customer contract
- Focus on securing funding and commercial partners as site progresses to energization
  - Sweetwater 1 (1,400MW) – April 2026 energization
  - Sweetwater 2 (600 MW) – late 2027 energization

PROCEED WITH PURPOSE. 2

PROCEED WITH PURPOSE. 3 Corporate & Funding • Disciplined capital allocation amid macroeconomic volatility • Advisors engaged across multiple debt financing workstreams, anticipating execution in coming months as markets continue to stabilize • Transition to US domestic issuer status with US GAAP reporting from July 1, 2025 • The Q3 FY25 Results webcast will be recorded, and the replay will be accessible shortly after the event at https://iren.com/investor/events-and-presentations

PROCEED WITH PURPOSE. 4 Assumptions and Notes 1. Total net electricity costs is a non-IFRS metric, calculated as electricity charges net of ERS revenue (included in other income) and ERS fees (included in other operating expenses) for the quarter ending March 31, 2025. See page 6 for a reconciliation to the nearest IFRS metric. 2. Increase in installed capacity from April 30, 2024 to April 30, 2025. 3. All-in hash cost reflects all direct and indirect costs for the quarter ending March 31, 2025, including net electricity costs and other costs (employee benefits expense, professional fees, site expenses, renewable energy certificates (RECs) and other operating expenses excluding one-off expense items), divided by product of the average operating hashrate measured in PH/s during the quarter (based on 29.4 EH/s average operating hashrate) and the number of days in the same period. Hash price reflects average hash price for the quarter ending March 31, 2025 (Source: Luxor, Hashrate Index). 4. All-in cash cost per Bitcoin mined reflects all direct and indirect costs for the quarter ended March 31, 2025, including net electricity costs and other costs (employee benefits expense, professional fees, site expenses, RECs and other operating expenses excluding one-off expense items), divided by the number of Bitcoin mined during the same period. Revenue per Bitcoin mined calculated as total Bitcoin mining revenue divided by Bitcoin mined for the quarter ended March 31, 2025. 5. Reflects total net electricity costs, calculated as electricity charges net of ERS revenue (included in other income) and ERS fees (included in other operating expenses) for the quarter ending March 31, 2025. 6. Illustrative Adj. EBITDA = illustrative mining revenue less assumed net electricity costs, overheads and REC costs, and does not include working capital movements. Source: CoinWarz Bitcoin Mining Calculator. Illustrative calculations and inputs assume hardware operates at 100% uptime, 853 EH/s global hashrate, 3.5c/kWh electricity costs, 3.125 BTC block reward, 0.1 BTC transaction fees and 0.16% pool fees, 765MW (power consumption), $104m (overheads), $16m (REC costs), and $95k Bitcoin price. Illustrative Adj. EBITDA is for illustrative purposes only and should not be considered projections of IREN’s operating performance. Inputs are based on assumptions, including historical information, which are likely to be different in the future and users should input their own assumptions. There is no assurance that any illustrative outputs will be achieved within the timeframes presented or at all, or that mining hardware will operate at 100% uptime. The above should be read strictly in conjunction with the forward-looking statements disclaimer in this press release. 7. Annualized run-rate revenue for utilized GPUs as of May 5, 2025.

PROCEED WITH PURPOSE. 5 Non-IFRS metric reconciliation Adjusted EBITDA Reconciliation (USD$m)1 3 months ended Mar 31, 2025 3 months ended Dec 31, 2024 Bitcoin mining revenue 141.2 113.5 AI cloud service revenue 3.6 2.7 Other income2 0.2 0.3 Total net electricity costs3 (36.5) (28.9) Other costs4 (25.3) (25.1) Adjusted EBITDA 83.3 62.6 Adjusted EBITDA Margin 56% 52% Reconciliation to consolidated statement of profit or loss Add/(deduct): Unrealized gain/(loss) on financial asset 6.2 12.9 Share-based payment expense - $75 exercise price options (2.9) (3.0) Share-based payment expense - other (4.9) (4.9) Impairment of assets (0.1) - Reversal of impairment of assets - 0.5 Foreign exchange gain/(loss) (0.3) (4.6) Other non-recurring income5 - 1.7 Gain/(loss) on disposal of property, plant and equipment 1.5 (0.7) Other expense items6 (0.1) (1.7) EBITDA 82.7 62.7 Finance expense (7.9) (6.3) Interest income 1.9 1.6 Depreciation (47.4) (36.2) Profit/(loss) before income tax expense for the period 29.3 21.9 Income tax (expense)/benefit (5.0) (3.0) Profit/(loss) after income tax expense for the period 24.2 18.9 1) For further detail, see our unaudited interim financial statements for the period ended March 31, 2025, included in our Form 6-K filed with the SEC on May 14, 2025. 2) Other income excludes ERS revenue which is included in net electricity costs and other non-recurring income as described in footnote 6. 3) Total net electricity costs is a non-IFRS metric. See below table for a reconciliation to the nearest IFRS metric. 4) Other costs include employee benefits expense, professional fees, site expenses, Renewable Energy Certificates (RECs) and other operating expenses excluding other expense items as described in footnote 6. 5) Other non-recurring income includes insurance proceeds relating to the theft of mining hardware in transit. 6) Other expense items include a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, one- off professional fees incurred in relation to litigation matters, loss on theft of miners in transit and transaction costs incurred in December 2024 on entering the capped call transactions in conjunction with the issuance of the 3.25% Convertible Senior Notes due 2030.

PROCEED WITH PURPOSE. 6 Reconciliation of Electricity charges to Total net electricity costs (USD$m) 3 months ended Mar 31, 2025 3 months ended Dec 31, 2024 Electricity charges (39.4) (30.2) Add/(deduct) the following: ERS revenue (included in Other income) 3.1 1.4 ERS fees (included in Other operating expenses) (0.2) (0.1) Total net electricity costs1 (36.5) (28.9) 1) Total net electricity costs exclude the cost of Renewable Energy Certificates of $(1.6)m for the three months ended March 31, 2025 and $(1.4)m for the three months ended December 31, 2024.

PROCEED WITH PURPOSE. 7 Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, design and deploy direct-to-chip liquid cooling systems and diversify and expand into the market for high performance computing (“HPC”) solutions (including the market for cloud services (“AI Cloud Services”) and potential colocation services; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations including as a result of tariffs and duties, and certain equipment being in high demand due to global supply chain constraints; changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its

PROCEED WITH PURPOSE. 8 intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; our ability to remediate our existing material weakness and to establish and maintain an effective system of internal controls; expectations relating to environmental, social or governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer; that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, your ability to achieve return on your investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financial Measures This press release includes non-IFRS financial measures, including Net electricity costs, hardware profit margin, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense, income tax expense and benefit and, depreciation, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, reversal of impairment of assets, certain other non-recurring income, gain/loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, reversal of unrealized loss (included in Realized gain/(loss) on financial asset), ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of Renewable Energy Certificates (RECs).

PROCEED WITH PURPOSE. 9 About IREN IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 50 EH/s in 2025. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024. • Next-Generation Data Centers: 660MW of operating data centers, expanding to 910MW in 2025. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services and Bitcoin Mining operations. • Development Portfolio: 2,910MW of grid-connected power secured across North America, >2,000 acre property portfolio and multi-gigawatt development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Gillian Roberts Aircover Communications +1 818 395 2948 gillian.roberts@aircoverpr.com Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761 Investors Mike Power IREN mike.power@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.